City of Buenos Aires, August 12th, 2022

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Relevant event. Acquisition of 50% of Greenwind S.A. – Change of control.

Dear Sirs,

I am writing to you in my capacity as Responsible for Market Relations of Pampa Energía S.A. (the “Company”) to inform you that, on the date hereon, Pampa Group has acquired from its former business partner for an amount of US$20.5 million, its indirect participation in Greenwind S.A. (representing 50% of its capital stock and votes) a company whose only asset is the “Mario Cebreiro Wind Farm,” with an installed capacity of 100MW. Therefore, with the 50% of the shares already owned by the Company, Pampa Group will control 100% of the shares and voting rights of Greenwind S.A. Moreover, we inform that as of June 30, 2022, the net debt of Greenwind S.A. at 100% amounts to US$65 million.

This acquisition is in line with the group’s strategy to focus on the expansion of Pampa’s core business: the increase of the production and development of unconventional natural gas reserves and the increase in its portfolio of efficient power generation.

Sincerely,

María Agustina Montes

Head of Market Relations